EXHIBIT 12.1

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges

Montpelier Re Holdings Ltd.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended June 30, 2005	Years ended December 31,
		2004	2003	2002	2001(2)
Net income	$183,210	$240,281	$407,178	$152,045	$(61,618)

Fixed Charges:
Assumed interest component of rent expense (1)	$162	$324	$227	$147	$—
Interest on $250m 6.125% Senior Notes	$7,700	$15,400	$8,700	$4,460	$851

Total fixed charges	$7,862	$15,724	$8,927	$4,607	$851

Earnings plus fixed charges	$191,072	256,005	$416,105	$156,652	$(60,767)

RATIO OF EARNINGS TO FIXED CHARGES	24.3	16.3	46.6	34.0	—

(1)	33.3% represents a reasonable approximation of the interest factor

(2)	For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $61.9 million. Montpelier Re Holdings Ltd. was formed on November 14, 2001 and commenced insurance operations on December 16, 2001. We incurred certain one-time expenses in connection with our formation including a $61.3 million charge for the fair value of warrants issued. The warrants were issued to certain founding shareholders, and qualify as equity for accounting purposes, therefore $61.3 million of additional paid-in capital was also created with a net neutral impact on shareholders' equity. The net loss of $61.6 million for the period was almost entirely due to the charge related to warrants.